SUM-ITEM 77D - POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective March 1, 2015, the 80% investment policy of Aberdeen Global High Income Fund (the “Fund”), a series of the Registrant, that required under normal circumstances, the Fund will invest at least 80% of the total value of its net assets, including high income related futures, options, swaps and other instruments with economic characteristics similar to the high-income producing instruments listed above as well as borrowings for investment purposes, in a diversified portfolio of high income producing instruments of issuers located throughout the world, including in emerging market countries, was eliminated.  (77Q1(b) Resolution)